Exhibit 1



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         October 3, 2000

         Mr. Joe Baksha
         President
         Outlook Group Corp.
         1180 American Drive
         Neenah, Wisconsin 54957-0748


         Dear Joe,
         As per our recent phone conversation, I strongly believe in the long-term potential valuation of Outlook Group and have been impressed with the recent improvements to the financials. The cash flow and earnings improvements are impressive and should allow the company to pursue strategic options for continued earnings growth.

         As you know, I have been purchasing shares of Outlook in the open market, when available. I believe the company has great potential, and I was particularly happy to see that the company's cash flows have been sufficient to pay down debt, as well as repurchase shares.

         I believe that at these levels Outlook's stock is priced attractively and I recommend additional stock repurchasing by Outlook Group. The repurchase of shares at these price levels will inure to the benefit of all of the stockholders It is my intention to continue buying shares of the company as market conditions allow, and at prices that are deemed favorable. At this time I have plans to purchase 1.1 million shares in addition to the number of shares already held by me.

         Sincerely,


          /s/Ronnie Shemesh
          Ronnie Shemesh
          Interested Outlook Shareholder